FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For November 15, 2001


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                            Form 40-F
                    ---                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                           No  X
              ---                                          ---

                               INDEX TO EXHIBITS

Item
----

1. AerCo Limited Monthly Report to Noteholders for November 2001, including additional information excluded from form 6-K, filed November 13, 2001.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 15, 2001


                                               AERCO LIMITED


                                               By: /s/ Patrick J. Dalton
                                                  -------------------------
                                                  Name:  Patrick J. Dalton
                                                  Title: Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                                          November-01
Payment Date                                   15th of each month
Convention                                     Modified Following Business Day
Current Payment Date                           15-Nov-01
Current Calculation Date                       8-Nov-01
Previous Payment Date                          15-Oct-01
Previous Calculation Date                      9-Oct-01
-------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates



                                                Prior                    Deposits              Withdrawals           Balance on
                                               Balance                                                            Calculation Date
                                               9-Oct-01                                                              8-Nov-01
                                             --------------           -------------          --------------       ----------------
Expense Account                                7,259,824.69            1,750,209.75           (4,799,308.33)          4,210,726.11
Collection Account                           100,583,001.51           13,290,781.03          (14,638,349.51)         99,235,433.03
Aircraft Purchase Account                                 -                       -                       -                      -

- Liquidity Reserve cash balance              85,944,652.00              215,000.00             (495,000.00)         85,664,652.00
                                             --------------           -------------             -----------         --------------
Total                                        107,842,826.20           15,040,990.78          (19,437,657.84)        103,446,159.14
                                             ==============           =============          ===============        ==============


2. Analysis of Aircraft Purchase Account Activity


Opening Balance on Previous Calculation Date                                                                                     -
Interest Income                                                                                                                  -
Aircraft Purchase Payments                                                                                                       -
Economic Swap Payments                                                                                                           -
                                                                                                                               ---
Balance on Current Calculation Date                                                                                              -


3. Analysis of Expenses Account Activity


Opening Balance on Previous Calculation Date                                                                          7,259,824.69
Transfer from Collection Account on previous Payment Date                                                             1,736,914.07
Permitted Aircraft Accrual                                                                                                       -
Interim Transfer from Collection Account                                                                                         -
Interest Income                                                                                                          13,295.68
Balance on current Calculation Date
 - Payments on previous payment date                                                                                 (2,999,843.02)
 - Interim payments                                                                                                  (1,799,465.31)
 - Other
                                                                                                                     --------------
Balance on Current Calculation Date                                                                                   4,210,726.11
                                                                                                                     ==============


4. Analysis of Collection Account Activity


Opening Balance on Previous Calculation Date                                                                        100,583,001.51
Collections during period                                                                                            13,290,781.03
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                              576,718.54
 - Permitted Aircraft Modifications                                                                                              -
Net Swap payments on previous Payment Date                                                                           (2,313,632.61)
Aggregate Note Payments on previous Payment Date                                                                    (12,901,435.44)
                                                                                                                     --------------
Balance on Current Calculation Date                                                                                  99,235,433.03
                                                                                                                     ==============

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                     30,000,000.00
Second Collection Account Reserve                                                                                    35,000,000.00
Cash Held
 - Security Deposits                                                                                                 20,664,652.00
                                                                                                                     --------------
Liquidity Reserve Amount                                                                                             85,664,652.00
                                                                                                                     ==============


A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                                  15-Nov-01
Current Calculation Date                                               8-Nov-01
Previous Payment Date                                                 15-Oct-01
Previous Calculation Date                                              9-Oct-01
--------------------------------------------------------------------------------


Balance in Collection and Expense Account                                                                           103,446,159.14
Liquidity Reserve Amount                                                                                            (85,664,652.00)
                                                                                                                    ---------------
Available Collections                                                                                                17,781,507.14
                                                                                                                    ===============


4. Analysis of Collection Account Activity (Continued)

Analysis of Current Payment Date Distributions

(I)                       Total Required Expense Amount                                                               7,000,000.00
(II) a)                   Class A Interest but excluding Step-up                                                      2,240,554.86
     b)                   Swap Payments other than subordinated swap payments                                         3,351,799.24
(iii)                     First Collection Account top-up (Minimum liquidity reserve $30 m)                          30,000,000.00
(iv)                      Class A Minimum principal payment                                                                      -
(v)                       Class B Interest                                                                              402,975.07
(vi)                      Class B Minimum principal payment                                                               9,065.90
(vii)                     Class C Interest                                                                              587,524.03
(viii)                    Class C Minimum principal payment                                                                      -
(ix)                      Class D Interest                                                                              708,333.33
(x)                       Class D Minimum principal payment                                                                      -
(xi)                      Second collection account top-up                                                           55,664,652.00
(xii)                     Class A Scheduled principal                                                                            -
(xiii)                    Class B Scheduled principal                                                                   560,283.12
(xiv)                     Class C Scheduled principal                                                                   311,896.91
(xv)                      Class D Scheduled principal                                                                            -
(xvi)                     Permitted accruals for Modifications                                                                   -
(xvii)                    Step-up interest                                                                                       -
(xviii)                   Class A Supplemental principal                                                              2,609,074.68
(xix)                     Class E Primary Interest
(xx)                      Class B Supplemental principal                                                                         -
(xxi)                     Class A Outstanding Principal                                                                          -
(xxii)                    Class B Outstanding Principal                                                                          -
(xxiii)                   Class C Outstanding Principal                                                                          -
(xxiv)                    Class D Outstanding Principal                                                                          -
(xxv)                     Subordinated Swap payments                                                                             -
                                                                                                                     -------------
                          Total Payments with respect to Payment Date                                               103,446,159.14
                          less collection Account Top Ups (iii) (b) and (xi) (b) above                               85,664,652.00
                                                                                                                    --------------
                                                                                                                     17,781,507.14
                                                                                                                    ==============

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                         15-Nov-01
Current Calculation Date                                     8-Nov-01
Previous Payment Date                                        15-Oct-01
Previous Calculation Date                                    9-Oct-01
-------------------------------------------------------------------------------


5. Payments on the Notes by Subclass



                                                       Subclass              Subclass              Subclass                 Total
Floating Rate Notes                                       A-2                  A-3                   A-4                   Class A
-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                      2.52500%             2.52500%                2.52500%
Applicable Margin                                      0.3200%              0.4600%                 0.5200%
Applicable Interest Rate                              2.84500%             2.98500%                3.04500%
Day Count                                              Act/360              Act/360                 Act/360
Actual Number of Days                                       31                   31                      31
Interest Amount Payable                             358,390.24         1,452,285.42              429,879.21
Step-up Interest Amount Payable                           NA                   NA                    NA
-----------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                                 358,390.24         1,452,285.42              429,879.21           2,240,554.86
-----------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                          15-Dec-05            15-Jun-02               15-May-11
Excess Amortisation Date                             17-Aug-98            15-Feb-06               15-Aug-00
-----------------------------------------------------------------------------------------------------------------------------------
Original Balance                                290,000,000.00       565,000,000.00          235,000,000.00
Opening Outstanding Principal Balance           146,290,022.74       565,000,000.00          163,945,670.29         875,235,693.03
-----------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                                   67.39%              100.00%                  93.95%
Pool Factors                                            57.17%              100.00%                  81.51%
-----------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                    -                    -                       -                      -
Scheduled Principal Payment                                  -                    -                       -                      -
Supplemental Principal Payment                    1,230,295.55                    -            1,378,779.12           2,609,074.68
-----------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount               1,230,295.55                    -            1,378,779.12           2,609,074.68
-----------------------------------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                                                  -
- amount allocable to premium
-----------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance           145,059,727.19       565,000,000.00          162,566,891.17         872,626,618.35
-----------------------------------------------------------------------------------------------------------------------------------


                                                     Subclass               Subclass                Total
Floating Rate Notes                                     B-1                   B-2                  Class B
----------------------------------------------------------------------------------------------------------
Applicable LIBOR                                      2.52500%             2.52500%
Applicable Margin                                      0.6000%              1.0500%
Applicable Interest Rate                              3.12500%             3.57500%
Day Count                                              Act/360              Act/360
Actual Number of Days                                       31                   31
Interest Amount Payable                             181,255.67           221,719.40
Step-up Interest Amount Payable                         NA                    NA
----------------------------------------------------------------------------------------------------------
Total Interest Paid                                 181,255.67           221,719.40             402,975.07
----------------------------------------------------------------------------------------------------------

Expected Final Payment Date                          15-Jul-13            15-Jul-08
Excess Amortisation Date                             17-Aug-98            15-Aug-00
----------------------------------------------------------------------------------------------------------
Original Balance                                 85,000,000.00        80,000,000.00
Opening Outstanding Principal Balance            67,356,947.50        72,022,543.31         139,379,490.81
----------------------------------------------------------------------------------------------------------
Extended Pool Factors                                   89.17%               99.93%
Pool Factors                                            83.29%               99.11%
----------------------------------------------------------------------------------------------------------
Minimum Principal Payment                             4,381.22             4,684.69               9,065.90
Scheduled Principal Payment                         270,764.09           289,519.03             560,283.12
Supplemental Principal Payment                            -                     -                        -
----------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                 275,145.30           294,203.72             569,349.02
----------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal
- amount allocable to premium
----------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance            67,081,802.20        71,728,339.59         138,810,141.79
----------------------------------------------------------------------------------------------------------



                                                   Subclass              Subclass                  Total
Floating Rate Notes                                   C-1                   C-2                   Class C
----------------------------------------------------------------------------------------------------------
Applicable LIBOR                                      2.52500%             2.52500%
Applicable Margin                                      1.3500%              2.0500%
Applicable Interest Rate                              3.87500%             4.57500%
Day Count                                             Act/360               Act/360
Actual Number of Days                                      31                    31
Interest Amount Payable                            275,711.73            311,812.30
Step-up Interest Amount Payable                         NA                     NA
----------------------------------------------------------------------------------------------------------
Total Interest Paid                                275,711.73            311,812.30             587,524.03
----------------------------------------------------------------------------------------------------------

Expected Final Payment Date                         15-Jul-13             15-Jun-08
Excess Amortisation Date                            17-Aug-98             15-Aug-00
----------------------------------------------------------------------------------------------------------
Original Balance                                85,000,000.00         80,000,000.00
Opening Outstanding Principal Balance           82,627,448.96         79,148,547.25         161,775,996.21
----------------------------------------------------------------------------------------------------------
Extended Pool Factors                                  99.61%                99.89%
Pool Factors                                           96.80%                98.59%
----------------------------------------------------------------------------------------------------------
Minimum Principal Payment                                  -                     -                       -
Scheduled Principal Payment                        173,668.13            138,228.78             311,896.91
Supplemental Principal Payment                             -                     -                     -
----------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount                173,668.13            138,228.78             311,896.91
----------------------------------------------------------------------------------------------------------
Redemption Amount                                          -                     -
- amount allocable to principal                            -                     -
- amount allocable to premium                              -                     -
----------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance           82,453,780.83         79,010,318.47         161,464,099.30
----------------------------------------------------------------------------------------------------------



Fixed Rate Notes                                      D-2
--------------------------------------------------------------
Applicable Interest Rate                             8.50000%
Day count                                            30 / 360
Number of Days                                             30
Interest Amount Payable                            708,333.33
--------------------------------------------------------------
Total Interest Paid                                708,333.33
--------------------------------------------------------------
Expected Final Payment Date                         15-Mar-14
Excess Amortisation Date                            15-Jul-10
--------------------------------------------------------------
Original Balance                               100,000,000.00
Opening Outstanding Principal Balance          100,000,000.00
--------------------------------------------------------------
Extended Pool Factors                                 100.00%
Expected Pool Factors                                 100.00%
--------------------------------------------------------------
Extended Amount                                             -
Expected Pool Factor Amount                                 -
Surplus Amortisation
--------------------------------------------------------------
Total Principal Distribution Amount                         -
--------------------------------------------------------------
Redemption Amount                                           -
- amount allocable to principal                             -
- amount allocable to premium                               -
--------------------------------------------------------------
Closing Outstanding Principal Balance          100,000,000.00
--------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                                  15-Nov-01
Current Calculation Date                                               8-Nov-01
Previous Payment Date                                                 15-Oct-01
Previous Calculation Date                                              9-Oct-01
-------------------------------------------------------------------------------


6. Floating Rate Note information for next Interest Accrual Period


Start of Interest Accrual Period                                      15-Nov-01
End of Interest Accrual Period                                        16-Dec-01
Reference Date                                                        13-Nov-01


                                  A-2             A-3             A-4             B-1            B-2           C-1           C-2
-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                2.08000%        2.08000%        2.08000%       2.08000%        2.08000%       2.08000%     2.08000%
Applicable Margin                0.3200%         0.4600%         0.5200%        0.6000%         1.0500%        1.3500%      2.0500%
Applicable Interest Rate         2.4000%         2.5400%         2.6000%        2.6800%         3.1300%        3.4300%      4.1300%
------------------------------------------------------------------------------------------------------------------------------------


Fixed Rate Notes                                                          D-1
-------------------------------------------------------------------------------
Actual Pool Factor                                                      100.00%


7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes


(a) Floating Rate Notes                    A-2           A-3           A-4          B-1         B-2           C-1            C-2
-----------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal
   Balance                            146,290.02     565,000.00    163,945.67   67,356.95    72,022.54      82,627.45    79,148.55
Total Principal Payments                1,230.30              -      1,378.78      275.15       294.20         173.67       138.23
Closing Outstanding Principal
   Balance                            145,059.73     565,000.00    162,566.89   67,081.80    71,728.34      82,453.78    79,010.32

Total Interest                            358.39       1,452.29        429.88      181.26       221.72         275.71       311.81
Total Premium                            0.0000%        0.0000%       0.0000%     0.0000%      0.0000%        0.0000%      0.0000%
-----------------------------------------------------------------------------------------------------------------------------------


(b) Fixed Rate Notes                                                      D-2
-------------------------------------------------------------------------------

Opening Outstanding Principal Balance                                100,000.00
Total Principal Payments                                                      -
Closing Outstanding Principal Balance                                100,000.00

Total Interest                                                           708.33
Total Premium                                                                 -
-------------------------------------------------------------------------------

                                                       AERCO LIMITED
                                                   Report to Noteholders
                                      All amounts in US dollars unless otherwise stated


-----------------------------------------------------------------------------------------------------------------------

                                                           Jul -    Oct -    Jan -    Apr -   July -
                                                            Sept      Dec      Mar     June     Sept      Oct      Nov
                                                            2000     2000     2001     2001     2001     2001     2001
-----------------------------------------------------------------------------------------------------------------------
                     CASH COLLECTIONS
  [1]                Lease Rentals                          30.6     49.6     46.2     46.1     45.2     16.5     13.7
  [2]                - Renegotiated Leases                     -        -        -     (0.1)    (0.6)    (0.2)    (0.5)
  [3]                - Rental Resets                           -        -     (0.2)    (0.7)    (0.4)    (0.5)    (0.7)
                                                          -------------------------------------------------------------
  [4] S [1].....[3]  Contracted Lease Rentals               30.6     49.6     46.0     45.3     44.2     15.8     12.5
  [5]                Movement in Current Arrears Balance    (1.9)     0.2     (2.9)    (0.4)     3.5     (2.6)    (2.0)
                     less Net Stress-related Costs
  [6]                - Bad Debts                               -     (1.2)    (0.3)       -        -        -        -
  [7]                - Security Deposits Drawn Down            -        -      0.4        -        -        -        -
  [8]                - Restructured Arrears                  0.3      0.2      0.4      0.3     (1.0)     0.1      0.1
  [9]                - AOG                                     -     (0.7)    (1.4)    (0.9)    (0.9)    (0.3)    (0.3)
 [10]                - Other Leasing Income                    -        -        -        -        -        -        -
 [11]                - Repossession Costs                      -        -     (0.1)    (0.2)       -        -        -
                                                          -------------------------------------------------------------
 [12] S [6]....[11]  sub-total                               0.3     (1.7)    (1.0)    (0.8)    (1.9)    (0.2)    (0.2)
 [13] [4]+[5]+[12]   Net Lease Rentals                      29.0     48.1      42.1     44.1    45.8     13.0     10.3
 [14]                Interest Earned                         0.7      1.6      1.4      1.2      0.9      0.3      0.2
 [15]                Drawings from Expense Account                               -
                     Maintenance Receipts                    3.2      5.4      3.4      5.0      5.6      1.3      1.5
                     Maintenance Payments                   (0.7)    (2.0)    (1.9)    (4.5)    (2.7)       -     (0.8)
                                                          -------------------------------------------------------------
 [15]                Net Maintenance                         2.5      3.4      1.5      0.5      2.9      1.3      0.7
 [16] S [13]...[15]  Total Cash Collections                 32.2     53.1     45.0     45.8     49.6     14.6     11.2
-----------------------------------------------------------------------------------------------------------------------

                     CASH EXPENSES
                     Aircraft Operating Expenses
 [17]                - Insurance                               -     (0.1)       -        -        -        -        -
 [18]                - Re-leasing and other overheads       (0.1)    (4.9)    (0.6)    (0.8)    (1.1)    (0.5)    (0.2)
                                                          -------------------------------------------------------------
 [19] [17]+[18]      subtotal                               (0.1)    (5.0)    (0.6)    (0.8)    (1.1)    (0.5)    (0.2)
                     SG&A Expenses
 [20]                Aircraft Servicer Fees
                     - Retainer Fee                         (0.3)    (0.7)    (0.6)    (0.9)    (1.0)    (0.3)    (0.2)
                     - Rent Collected Fee                   (0.3)    (0.7)    (0.6)    (0.9)    (0.9)    (0.3)    (0.2)
                     - Previous Servicer Fees               (1.8)       -        -        -        -
                                                          -------------------------------------------------------------
 [21]                sub-total                              (2.4)    (1.4)    (1.2)    (1.8)    (1.9)    (0.6)    (0.4)
 [22]                Other Servicer Fees                    (0.5)    (4.6)    (2.4)    (1.6)    (0.6)              0.6
                                                          -------------------------------------------------------------
 [23] [21]+[22]      subtotal                               (2.9)    (6.0)    (3.6)    (3.4)    (2.5)    (0.6)     0.2
 [24] [20]+[23]      Total Cash Expenses                    (3.0)   (11.0)    (4.2)    (4.2)    (3.6)    (1.1)       -
-----------------------------------------------------------------------------------------------------------------------

                     NET CASH COLLECTIONS
 [25] [17]           Total Cash Collections                 32.2     53.1     45.0     45.8     49.6     14.6     11.2
 [26] [24]           Total Cash Expenses                    (3.0)   (11.0)    (4.2)    (4.2)    (3.6)    (1.1)       -
 [27]                Movement in Expense Account             2.8      2.8      1.2     (0.3)    (0.5)     1.7     (0.5)
 [28]                Interest Payments                     (18.2)   (30.6)   (23.5)   (22.3)   (17.0)    (4.5)    (3.9)
 [29]                Swap Payments                           0.5      0.3     (0.5)    (3.3)    (9.1)    (2.3)    (3.3)
 [30]                Proceeds from sale of aircraft            -        -      1.4     47.6      1.5        -        -
                                                          -------------------------------------------------------------
 [31] S [25]...[30]  TOTAL                                  14.3     14.6     19.4     63.3     20.9      8.4      3.5
                                                          =============================================================
-----------------------------------------------------------------------------------------------------------------------

 [32]                PRINCIPAL PAYMENTS
                     subclass A                             14.2     11.1     17.0     55.1     18.2      7.6      2.6
                     subclass B                                -      3.2      2.0      7.6      2.0      0.5      0.6
                     subclass C                              0.1      0.3      0.4      0.6      0.7      0.3      0.3
                     subclass D                                -        -        -        -        -        -        -
                                                          -------------------------------------------------------------
                     Total                                  14.3     14.6     19.4     63.3     20.9      8.4      3.5
                                                          =============================================================
-----------------------------------------------------------------------------------------------------------------------
                     Debt Balances
                     subclass A                            984.2    973.1    956.1    901.0    882.8    875.2    872.6
                     subclass B                            154.8    151.6    149.6    142.0    140.0    139.5    138.9
                     subclass C                            164.0    163.7    163.3    162.7    162.0    161.7    161.4
                     subclass D                            100.0    100.0    100.0    100.0    100.0    100.0    100.0
                                                          -------------------------------------------------------------
                     TOTAL                               1,403.0  1,388.4  1,369.0  1,305.7  1,284.8  1,276.4  1,272.9
                                                          =============================================================
-----------------------------------------------------------------------------------------------------------------------
[Table -- to be continued]




[Table -- continued]

                                                           All amounts in millions of    Dollar amounts expressed as
                                                                   US dollars                    a percentage
                                                            unless otherwise stated      2000 Base Case Lease Rentals
--------------------------------------------------------------------------------------------------------------------------
                                                                 Cumulative                     Cumulative
                                                                    to Date                        to Date
                                                                   *Adjusted                     *Adjusted
                                                           Actual  base case  Variance   Actual  base case  Variance
--------------------------------------------------------------------------------------------------------------------------
                     CASH COLLECTIONS
  [1]                Lease Rentals                          247.9      247.9         -    100.0%     100.0%      0.0%
  [2]                - Renegotiated Leases                   (1.4)         -      (1.4)    -0.6%       0.0%     -0.6%
  [3]                - Rental Resets                         (2.5)         -      (2.5)    -1.0%       0.0%     -1.0%
                                                         -----------------------------   ---------------------------------
  [4] S [1].....[3]  Contracted Lease Rentals               244.0      247.9      (3.9)    98.4%     100.0%     -1.6%
  [5]                Movement in Current Arrears Balance     (6.1)         -      (6.1)    -2.5%       0.0%     -2.5%
                     less Net Stress-related Costs
  [6]                - Bad Debts                             (1.5)      (2.5)      1.0     -0.6%      -1.0%      0.4%
  [7]                - Security Deposits Drawn Down           0.4          -       0.4      0.2%       0.0%      0.2%
  [8]                - Restructured Arrears                   0.4        2.2      (1.8)     0.2%       0.9%     -0.7%
  [9]                - AOG                                   (4.5)     (10.5)      6.0     -1.8%      -4.2%      2.4%
 [10]                - Other Leasing Income                     -          -         -      0.0%       0.0%      0.0%
 [11]                - Repossession Costs                    (0.3)      (2.0)      1.7     -0.1%      -0.8%      0.7%
                                                         -----------------------------   ---------------------------------
 [12] S [6]....[11]  sub-total                               (5.5)     (12.8)      7.3     -2.2%      -5.2%      2.9%
 [13] [4]+[5]+[12]   Net Lease Rentals                      232.4      235.1      (2.7)    93.7%      94.8%     -1.1%
 [14]                Interest Earned                          6.3        4.9       1.4      2.5%       2.0%      0.6%
 [15]                Drawings from Expense Account              -          -         -      0.0%       0.0%      0.0%
                     Maintenance Receipts                    25.4          -      25.4     10.2%       0.0%     10.2%
                     Maintenance Payments                   (12.6)         -     (12.6)    -5.1%       0.0%     -5.1%
                                                         -----------------------------   ---------------------------------
 [15]                Net Maintenance                         12.8          -      12.8      5.2%       0.0%      5.2%
 [16] S [13]...[15]  Total Cash Collections                 251.5      240.0      11.5    101.5%      96.8%      4.6%
--------------------------------------------------------------------------------------------------------------------------

                     CASH EXPENSES
                     Aircraft Operating Expenses
 [17]                - Insurance                             (0.1)         -      (0.1)     0.0%       0.0%      0.0%
 [18]                - Re-leasing and other overheads        (8.2)      (5.0)     (3.2)    -3.3%      -2.0%     -1.3%
                                                         -----------------------------   ---------------------------------
 [19] [17]+[18]      subtotal                                (8.3)      (5.0)     (3.3)    -3.3%      -2.0%     -1.3%
                     SG&A Expenses
 [20]                Aircraft Servicer Fees
                     - Retainer Fee                          (4.0)      (4.0)        -     -1.6%      -1.6%      0.0%
                     - Rent Collected Fee                    (3.9)      (3.9)        -     -1.6%      -1.6%      0.0%
                     - Previous Servicer Fees                (1.8)         -      (1.8)    -0.7%       0.0%     -0.7%
                                                         -----------------------------   ---------------------------------
 [21]                sub-total                               (9.7)      (7.9)     (1.8)    -3.9%      -3.2%     -0.7%
 [22]                Other Servicer Fees                     (9.1)      (5.0)     (4.1)    -3.7%      -2.0%     -1.7%
                                                         -----------------------------   ---------------------------------
 [23] [21]+[22]      subtotal                               (18.8)     (12.9)     (5.9)    -7.6%      -5.2%     -2.4%
 [24] [20]+[23]      Total Cash Expenses                    (27.1)     (17.9)     (9.2)   -10.9%      -7.2%     -3.7%
--------------------------------------------------------------------------------------------------------------------------

                     NET CASH COLLECTIONS
 [25] [17]           Total Cash Collections                 251.5      240.0      11.5    101.5%      96.8%      4.6%
 [26] [24]           Total Cash Expenses                    (27.1)     (17.9)     (9.2)   -10.9%      -7.2%     -3.7%
 [27]                Movement in Expense Account              7.2          -       7.2      2.9%       0.0%      2.9%
 [28]                Interest Payments                     (120.0)    (135.6)     15.6    -48.4%     -54.7%      6.3%
 [29]                Swap Payments                          (17.7)       2.9     (20.6)    -7.1%       1.2%     -8.3%
 [30]                Proceeds from sale of aircraft          50.5       51.0      (0.5)    20.4%      20.6%     -0.2%
                                                         -----------------------------   ---------------------------------
 [31] S [25]...[30]  TOTAL                                  144.4      140.4       4.0     58.2%      56.6%      1.6%
                                                         =============================   =================================
--------------------------------------------------------------------------------------------------------------------------

 [32]                PRINCIPAL PAYMENTS
                     subclass A                            125.8      121.5       4.3     50.7%      49.0%      1.7%
                     subclass B                             15.9       16.2      (0.3)     6.4%       6.5%     -0.1%
                     subclass C                              2.7        2.7         -      1.1%       1.1%      0.0%
                     subclass D                                -          -         -      0.0%       0.0%      0.0%
                                                          ---------------------------   ---------------------------------
                     Total                                 144.4      140.4       4.0     58.2%      56.6%      1.6%
                                                          ===========================   =================================
-------------------------------------------------------------------------------------------------------------------------
                     Debt Balances
                     subclass A                            872.6      876.9      (4.3)
                     subclass B                            138.9      138.6       0.3
                     subclass C                            161.4      161.4         -
                     subclass D                            100.0      100.0         -
                                                          ---------------------------
                     TOTAL                               1,272.9    1,276.9      (4.0)
                                                         ============================
-------------------------------------------------------------------------------------------------------------------------

     * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                       AERCO LIMITED
                                                   Report to Noteholders
                                      All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
Note:              Report Line Name                      Description
------------------------------------------------------------------------------------------------------------------------------------
                   CASH COLLECTIONS
 [1]               Lease Rentals                         Assumptions per the July 2000 Prospectus adjusted for aircraft sales
 [2]               - Renegotiated Leases                 Change in contracted rental cash flow caused by a renegotiated lease
 [3]               - Rental Resets                       Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4] S [1]....[3]  Contracted Lease Rentals              Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]               Movement in Current Arrears Balance   Current contracted lease rentals not received as at the latest Calculation
                                                         Date, excluding Bad debts

                   less Net Stress related Costs
 [6]               - Bad debts                           Arrears owed by former lessees and deemed irrecoverable.
 [7]               - Security deposits drawn down        Security deposits received following a lesse default
 [8]               - Restructured arrears                3.49%
 [9]               - AOG                                 Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]               - Other Leasing Income                Includes lease termination payments, rental guarantees and late payments charges
[11]               - Repossession                        Legal and technical costs incurred in repossessing aircraft.
[12] S [6]....[11] sub-total

[13] [4]+[5]+[12]  Net Lease Rentals                     Contracted Lease Rentals less Movement in Current Arrears Balance and
                                                         Net Stress related costs

[14]               Interest Earned                       Interest earned on monthly cash balances
[15]               Net Maintenance                       Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]...[15] Total Cash Collections                Net Lease Rentals + Interest Earned + Net Maintenance


                   CASH EXPENSES
                   Aircraft Operating Expenses           All operational costs related to the leasing of aircraft.
[17]               - Insurance                           Premium for contingent insurance policies
[18]               - Re-leasing and other                Costs associated transferring an aircraft from one lessee to another
[19] [17]+[18]     subtotal

                   SG&A Expenses
[20]               Aircraft Servicer Fees                Monthly and annual fees paid to Aircraft Servicer
                   - Base Fee                            Fixed amount per month per aircraft
                   - Rent Contracted Fee                 1.00% of rental contracted for the month
                   - Rent Collected Fee                  1.25% of rental received for the month
                   - Previous Servicer Fees              Fees paid to the previous Servicer of AerFi
[21] [20]          subtotal
[22]               Other Servicer Fees                   Administrative Agent, trustee and professional fees paid to other service providers.
[23] [21]+[22]     subtotal

[24] [19]+[23]     Total Cash Expenses                   Aircraft Operating Expenses + SG&A Expenses

                   NET CASH COLLECTIONS
[25] [16]          Total Cash Collections                line 16 above
[26] [24]          Total Cash Expenses                   line 24 above
[27]               Movement in Expense Account           Movement in Expense Account
[28]               Interest Payments                     Interest paid on all outstanding debt
[29]               Swap payments                         Net swap payments (paid) /received
[30]               Proceeds from Aircraft Sales          Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]...[30] Exceptional Items                     Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                   TOTAL

                                                       AERCO LIMITED
                                                   Report to Noteholders
                                      All amounts in US dollars unless otherwise stated
------------------------------------------------------------------------------------------------------------------------------------
                Coverage Ratios                                                             2000
                ---------------                                                           *Adjusted
                                                             osing              Actual    Base Case
------------------------------------------------------------------------------------------------------------------------------------
                Net Cash Collections                                             144.4       40.4
                Add Back Interest                                                120.0       35.6
                --------
                Add Back Swap Payments                                            17.7       (2.9)
                ----------------------
a               Net Cash Collections                                             282.1      273.1

b               Swaps                                                             17.7       (2.9)
c               Class A Interest                                                  72.3       88.5
d               Class A Minimum                                                   30.5       37.9
e               Class B Interest                                                  12.1       14.6
f               Class B Minimum                                                    8.3        8.2
g               Class C Interest                                                  15.2       18.2
h               Class C Minimum                                                      -          -
I               Class D Interest                                                  11.3       11.3
j               Class D Minimum                                                      -          -
k               Class A Scheduled                                                    -          -
l               Class B Scheduled                                                  7.2        8.0
m               Class C Scheduled                                                  2.7        2.7
n               Class D Scheduled                                                    -          -
o               Permited Aircraft Modifications
p               Class A Supplemental                                              95.2       83.6
                                                                                ---------------------------------------------
                Total                                                            272.5      270.1
                                                                                ---------------------------------------------

     [1]        Interest Coverage Ratio
                Class A                                                           3.13       3.19  = a / (b+c)
                Class B                                                           2.13       1.98  = a / (b+c+d+e)
                Class C                                                           1.81       1.66  = a / (b+c+d+e+f+g)
                Class D                                                           1.69       1.55  = a / (b+c+d+e+f+g+h+i)

     [2]        Debt Coverage Ratio
                Class A                                                           1.69       1.55  = a / (b+c+d+e+f+g+h+i+ j+k)
                Class B                                                           1.62       1.49  = a / (b+c+d+e+f+g+h+i+j+k+l)
                Class C                                                           1.59       1.46  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
                Class D                                                           1.59       1.46  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

                Loan-to-Value Ratios

                                             -----------------------------------------------------------------------------
                                             2000 Base Case               Actual           2000 Adjusted Base Case
                                               15-Jul-00                15-Nov-01                 15-Nov-01
                                             ------------------------------------------------------------------------------
     [3]        Assumed Portfolio Value             1,566.7               1,400.7             1,400.4

                Liquidity Reserve Amount
                Cash                                   65.0                 65.0                 65.0
                  - Accrued Expenses                    5.0                  7.0                  5.0
                  - Security Deposits                  22.4                 20.7                 22.4
                                             --------------        -------------           ----------
                subtotal cash                          92.4                 92.7                 92.4
                 Letters of Credit                        -                    -                    -
                                             --------------        -------------           ----------
                Total Liquidity Reserve                92.4                 92.7                 92.4

     [4]        Total Asset Value                   1,659.1              1,493.4              1,492.8

                Note Balance
                Class A                               998.4  60.2%         872.6  58.4%         876.9  58.7%
                Class B                               154.8  69.5%         138.9  67.7%         138.6  68.0%
                Class C                               164.1  79.4%         161.4  78.5%         161.4  78.8%
                Class D                               100.0  85.4%         100.0  85.2%         100.0  85.5%
                                             --------------        -------------         ------------
                Total                               1,417.3              1,272.9              1,276.9
------------------------------------------------------------------------------------------------------------------------------------

     * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount